NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

09046376

June 8, 2009

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated June 8, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

Jlw 6/24

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 8, 2009**

News Release: **09-09** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

EXPLORATION UPDATE FOR THE VIKING GOLD PROJECT

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an update on the 2009 exploration program at the Viking gold project, Newfoundland.

A six member field crew is active on site conducting trenching mapping and sampling. An excavator is currently at work digging trenches, improving access, and creating drill pads. In addition, 140 samples have been collected from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. **Drilling** is scheduled to commence in about 2 weeks, subject to access improvements and drill availability.

A new zone of quartz veining has been discovered 85 metres north of the high grade Thor vein at the onset of the 2009 field program. This new discovery contains visible gold and has vein textures and mineralogy identical to the Thor vein. The new zone is currently being trenched, mapped, and sampled, with assay results expected in the coming weeks.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **JUNE 8, 2009**

News Release: **09-09** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

EXPLORATION UPDATE FOR THE VIKING GOLD PROJECT

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an update on the 2009 exploration program at the Viking gold project, Newfoundland.

A six member field crew is active on site conducting trenching mapping and sampling. An excavator is currently at work digging trenches, improving access, and creating drill pads. In addition, 140 samples have been collected from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. **Drilling** is scheduled to commence in about 2 weeks, subject to access improvements and drill availability.

A new zone of quartz veining has been discovered 85 metres north of the high grade Thor vein at the onset of the 2009 field program. This new discovery contains visible gold and has vein textures and mineralogy identical to the Thor vein. The new zone is currently being trenched, mapped, and sampled, with assay results expected in the coming weeks.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **JUNE 8, 2009**

News Release: **09-09** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

EXPLORATION UPDATE FOR THE VIKING GOLD PROJECT

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an update on the 2009 exploration program at the Viking gold project, Newfoundland.

A six member field crew is active on site conducting trenching mapping and sampling. An excavator is currently at work digging trenches, improving access, and creating drill pads. In addition, 140 samples have been collected from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. **Drilling** is scheduled to commence in about 2 weeks, subject to access improvements and drill availability.

A new zone of quartz veining has been discovered 85 metres north of the high grade Thor vein at the onset of the 2009 field program. This new discovery contains visible gold and has vein textures and mineralogy identical to the Thor vein. The new zone is currently being trenched, mapped, and sampled, with assay results expected in the coming weeks.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.